Exhibit 99.1

Yirendai Reports Fourth Quarter and Full Year 2018 Financial Results

BEIJING, March 25, 2019 — Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2018.

	For Three Months Ended			For Twelve Months Ended
in RMB million	December 31, 2018	December 31, 2017	YoY Change	December 31, 2018	December 31, 2017	YoY Change
Amount of Loans Facilitated	8,367.2	13,438.5	-38%	38,606.3	41,406.1	-7%
Total Net Revenue	1,270.7	1,824.8	-30%	5,620.7	5,543.4	1%
Net Income	331.4	448.8	-26%	966.6	1,371.8	-30%
Adjusted EBITDA (non-GAAP)*	691.3	542.7	27%	2,460.6	1,743.8	41%
Adjusted Income (non-GAAP)*	565.0	448.8	26%	1,901.4	1,371.8	39%

* For the fourth quarter of 2018, adjusted EBITDA and adjusted net income includes RMB 233.6 million post-tax adjustment on income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

In the fourth quarter of 2018, Yirendai facilitated RMB 8,367.2 million (US$1,217.0 million) of loans to 111,274 qualified individual borrowers through its online marketplace; 31.4% of loan volume were generated by repeat borrowers who have successfully borrowed on Yirendai’s platform before; 60.8% of the borrowers were acquired from online channels; 100% of the loan volume originated from online channels was facilitated through mobile.

In the fourth quarter of 2018, Yirendai facilitated 144,965 investors with total investment amount of RMB 11,847.8 million (US$1,723.2 million), 100% of which was facilitated through its online platform and 97% of which was facilitated through its mobile application.

In the fourth quarter of 2018, total net revenue was RMB 1,270.7 million (US$184.8 million), a decrease of 30% from prior year; net income was RMB 331.4 million (US$48.2 million), a decrease of 26% from prior year and adjusted net income in the fourth quarter of 2018 was RMB 565.0 million (US$82.2 million), an increase of 26% from prior year.

For the full year of 2018, Yirendai facilitated RMB 38,606.3 million (US$5,615.1 million) of loans to 553,726 qualified individual borrowers through its online marketplace; 26.6% of loan volume were generated by repeat borrowers who have successfully borrowed on Yirendai’s platform before; 71.8% of the borrowers were acquired from online channels; 100% of the loan volume originated from online channels was facilitated through mobile.

For the full year of 2018, Yirendai facilitated 485,519 investors with total investment amount of RMB 46,863.4 million (US$6,816.0 million), 100% of which was facilitated through its online platform and 96% of which was facilitated through its mobile application.

For the full year of 2018, total net revenue was RMB 5,620.7 million (US$817.5 million), an increase of 1% from prior year; net income was RMB 966.6 million (US$140.6 million), a decrease of 30% from prior year and adjusted net income for the full year of 2018 was RMB 1,901.4 million (US$276.5 million), an increase of 39% from prior year.

“Yirendai has continued to deliver strong results,” commented Ms. Yihan Fang, Chief Executive Officer of Yirendai. “Demand for our wealth management product continues to be strong, close to half a million retail investors chose to invest in our platform this year despite volatilities in the industry and we continue to see average AUM per investor increasing. 2019 will be an important year for our online wealth management business as we strategically focus to provide more diversified products to better serve our investors.”

“We are pleased to conclude 2018 on a solid note with loan volume growing 28% from prior quarter and we are progressing smoothly with the current industry regulation evaluation process,” commented Mr. Dennis Cong, Chief Financial Officer of Yirendai. “This quarter, we continue to make progress in expanding our institutional partnerships which will help drive our business growth in 2019. Going into 2019, we will maintain focused on continual diversification in funding sources, expanding our loan product mix as well as enhancing our risk management strategies to support our credit and wealth management business growth.”

Fourth Quarter 2018 Financial Results

Total amount of loans facilitated in the fourth quarter of 2018, was RMB 8,367.2 million (US$1,217.0 million), decreased by 38% from RMB 13,438.5 million in the same period last year as we proactively controlled our business growth. As of December 31, 2018, Yirendai had facilitated approximately RMB 112.6 billion (US$16.4 billion) in loan principal since its inception.

Total net revenue in the fourth quarter of 2018 was RMB 1,270.7 million (US$184.8 million), decreased by 30% from RMB 1,824.8 million in the same period last year. The decrease of total net revenue was mainly attributable to a decline in loan origination volume.

Sales and marketing expenses in the fourth quarter of 2018 were RMB 499.4 million (US$72.6 million), compared to RMB 989.8 million in the same period last year. Sales and marketing expenses in the fourth quarter of 2018 accounted for 6.0% of amount of loans facilitated, decreased from 7.4% in the same period last year due to increased marketing efficiencies.

Origination and servicing costs in the fourth quarter of 2018 were RMB 199.6 million (US$29.0 million), compared to RMB 146.9 million in the same period last year. Origination and servicing costs in the fourth quarter of 2018 accounted for 2.4% of amount of loans facilitated, increased from 1.1% in the same period last year mainly due to increased collection efforts and a decline in loan origination volume.

General and administrative expenses in the fourth quarter of 2018 were RMB 106.7 million (US$15.5 million), compared to RMB 155.1 million in the same period last year. General and administrative expenses in the fourth quarter of 2018 accounted for 8.4% of total net revenue, compared to 8.5% in the same period last year.

Allowance for contract assets in the fourth quarter of 2018 were RMB 173.5 million (US$25.2 million) compared to RMB 214.7 million in the third quarter of 2018.The decrease in the allowance for contract assets was mainly attributable to changes in future collectability estimates.

Income tax expense in the fourth quarter of 2018 was RMB 35.5 million (US$5.2 million).

Net income in the fourth quarter of 2018 was RMB 331.4 million (US$48.2 million), decreased by 26% from RMB 448.8 million in the same period last year.

Adjusted net income (non-GAAP) in the fourth quarter of 2018 was RMB 565.0 million (US$82.2 million), increased by 26% from RMB 448.8 million in the same period last year. For the fourth quarter of 2018, net income would be positively impacted by RMB 233.6 million if ASC 606 were not adopted, generated from loans facilitated prior to 2018.

Adjusted EBITDA (non-GAAP) in the fourth quarter of 2018 was RMB 691.3 million (US$100.6 million), increased by 27% from RMB 542.7 million in the same period last year. Adjusted EBITDA margin1 (non-GAAP) in the fourth quarter of 2018 was 54.4%, compared to 29.7% in the same period last year. For the fourth quarter of 2018, adjusted EBITDA would include RMB 311.4 million adjustment on pre-tax income earned from loans facilitated prior to 2018, if ASC 606 were not adopted.

1 Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

Basic income per ADS in the fourth quarter of 2018 was RMB 5.38 (US$0.78), decreased from RMB 7.40 in the same period last year.

Adjusted basic income per ADS in the fourth quarter of 2018 was RMB 9.18 (US$1.34). Adjusted basic income per ADS would include RMB 233.6 million adjustment on income earned from loans facilitated prior to 2018, if ASC 606 were not adopted.

Diluted income per ADS in the fourth quarter of 2018 was RMB 5.31 (US$0.77), decreased from RMB 7.25 in the same period last year.

Adjusted diluted income per ADS in the fourth quarter of 2018 was RMB 9.05 (US$1.32). Adjusted diluted income per ADS would include RMB 233.6 million adjustment on income earned from loans facilitated prior to 2018, if ASC 606 were not adopted.

Net cash generated from operating activities in the fourth quarter of 2018 was RMB 1,025.9 million (US$149.2 million), compared to net cash used in operating activities of RMB 138.2 million in the third quarter of 2018.

As of December 31, 2018, cash and cash equivalents was RMB 2,028.7 million (US$295.1 million), compared to RMB 806.9 million as of September 30, 2018. As of December 31, 2018, balance of held-to-maturity investments was RMB 315.6 million (US$45.9 million), compared to RMB 319.6 million as of September 30, 2018. As of December 31, 2018, balance of available-for-sale investments was RMB 832.5 million (US$121.1 million), compared to RMB 833.8 million as of September 30, 2018.

Delinquency rates. As of December 31, 2018, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 1.0%, 1.9% and 1.8%, compared to 1.1%, 1.8% and 1.5%, as of September 30, 2018. The increase in delinquency rates was partially due to the slower loan volume growth as well as continuous movements in the Company’s asset credit performance.

Cumulative M3+ net charge-off rates. As of December 31, 2018, the cumulative M3+ net charge-off rate for loans originated in 2015 was 10.3%, compared to 10.3% as of September 30, 2018. As of December 31, 2018, the cumulative M3+ net charge-off rate for loans originated in 2016 was 10.3%, compared to 9.6% as of September 30, 2018. As of December 31, 2018, the cumulative M3+ net charge-off rate for loans originated in 2017 was 10.9%, compared to 8.5% as of September 30, 2018. As of December 31, 2018, the cumulative M3+ net charge-off for loans originated in 2018 was 3.4%.

Other Operating Metrics and Business Results

•             As of December 31, 2018, remaining principal of performing loans totaled RMB 40.9 billion (US$5.9 billion), decreased by 4% from RMB 42.6 billion as of September 30, 2018 and increased by 1% from RMB 40.6 billion as of December 31, 2017.

Recent Development

Mr. Yang Cao will be resigning from his position as Chief Operating Officer and Chief Technology Officer for personal reason to spend more time with family effective from end of March 2019, and he will continue to stay on as an advisor to CreditEase.

To strengthen the company’s finance management team, Ms. Jia Liu currently VP of Finance will become Co-CFO together with Dennis Cong, Chief Financial Officer of Yirendai.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted net income, adjusted EBITDA, adjusted EBITDA margin, adjusted basic income per ADS and adjusted diluted income per ADS as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.8755 to US$1.00, the effective noon buying rate on December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yirendai’s management will host an earnings conference call at 7:00 a.m. Eastern Time on March 25, 2019, (or 7:00 p.m. Beijing/Hong Kong Time on March 25, 2019).

Dial-in details for the earnings conference call are as follows:

International:	+65 6713-5091
U.S. Toll Free:	+1 866-519-4004
Hong Kong Toll Free:	800-906-601
China Toll Free:	400-620-8038
Conference ID:	3288029

A replay of the conference call may be accessed by phone at the following numbers until March 31, 2018:

International:	+61 2-8199-0299
U.S. Toll Free:	+1 646-254-3697
Replay Access Code:	3288029

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit ir.yirendai.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li/Lydia Yu

Investor Relations

Email: ir@yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	1,703,931	516,849	651,137	94,704	5,226,691	3,413,052	496,408
Post-origination services	62,564	79,665	95,985	13,960	187,216	290,728	42,285
Account management services	—	441,146	421,234	61,266	—	1,625,461	236,413
Others	58,295	83,514	102,311	14,881	129,443	291,487	42,395
Total net revenue	1,824,790	1,121,174	1,270,667	184,811	5,543,350	5,620,728	817,501
Operating costs and expenses:
Sales and marketing	989,811	450,986	499,414	72,637	2,921,236	2,525,876	367,373
Origination and servicing	146,915	154,953	199,579	29,028	417,882	644,303	93,710
General and administrative	155,090	167,288	106,701	15,519	526,845	944,675	137,397
Allowance for contract assets	—	214,695	173,498	25,234	—	667,846	97,135
Total operating costs and expenses	1,291,816	987,922	979,192	142,418	3,865,963	4,782,700	695,615
Interest income, net	30,054	7,856	15,166	2,206	114,851	71,301	10,370
Fair value adjustments related to Consolidated ABFE	(16,802)	44,627	54,591	7,940	(40,124)	246,284	35,821
Non-operating income, net	(44)	41	5,685	827	876	5,279	768
Income before provision for income taxes	546,182	185,776	366,917	53,366	1,752,990	1,160,892	168,845
Income tax expense	97,370	34,163	35,492	5,162	381,207	194,287	28,258
Net income	448,812	151,613	331,425	48,204	1,371,783	966,605	140,587

Weighted average number of ordinary shares outstanding, basic	121,319,117	123,042,879	123,111,561	123,111,561	120,457,573	122,244,231	122,244,231
Basic income per share	3.6994	1.2322	2.6921	0.3915	11.3881	7.9072	1.1501
Basic income per ADS	7.3988	2.4644	5.3842	0.7830	22.7762	15.8144	2.3002

Weighted average number of ordinary shares outstanding, diluted	123,744,151	124,875,663	124,825,873	124,825,873	122,256,838	124,289,103	124,289,103
Diluted income per share	3.6269	1.2141	2.6551	0.3862	11.2205	7.7771	1.1311
Diluted income per ADS	7.2538	2.4282	5.3102	0.7724	22.4410	15.5542	2.2622

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	1,275,309	(138,204)	1,025,896	149,211	2,716,513	(820,182)	(119,291)
Net cash (used in)/ provided by investing activities	(193,498)	(82,268)	266,886	38,817	(374,597)	(689,443)	(100,275)
Net cash used in financing activities	(581,752)	(105,574)	(72,397)	(10,530)	(849,450)	(25,963)	(3,776)
Effect of foreign exchange rate changes	9,018	15,405	(8,915)	(1,297)	(16,109)	3,631	528
Net increase/(decrease) in cash, cash equivalents and restricted cash	509077	(310,641)	1,211,470	176,201	1,476,357	(1,531,957)	(222,814)
Cash, cash equivalents and restricted cash, beginning of period	3,153,791	1,230,082	919,441	133,727	2,186,511	3,662,868	532,742
Cash, cash equivalents and restricted cash, end of period	3,662,868	919,441	2,130,911	309,928	3,662,868	2,130,911	309,928

Unaudited Consolidated Balance Sheet

(in thousands)

	As of
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	USD

Cash and cash equivalents	1,857,175	806,946	2,028,748	295,069
Restricted cash	1,805,693	112,495	102,163	14,859
Accounts receivable	21,368	6,616	8,782	1,277
Contract assets, net	—	2,115,608	1,891,438	275,098
Contract cost	—	134,577	139,965	20,357
Prepaid expenses and other assets	1,068,990	1,180,650	729,296	106,073
Loans at fair value	791,681	1,335,584	1,075,097	156,366
Amounts due from related parties	117,222	121,864	121,464	17,666
Held-to-maturity investments	9,944	319,639	315,641	45,908
Available-for-sale investments	963,253	833,835	832,465	121,077
Property, equipment and software, net	82,249	96,640	89,831	13,065
Deferred tax assets	801,089	231,655	184,136	26,781
Total assets	7,518,664	7,296,109	7,519,026	1,093,596
Accounts payable	33,841	33,170	30,349	4,414
Amounts due to related parties	73,887	102,844	230,656	33,548
Liabilities from quality assurance program and guarantee	2,793,948	6,470	9,950	1,447
Deferred revenue	222,906	376,905	275,825	40,117
Payable to third-party credit assurance program	—	353,040	—	—
Payable to investors at fair value	113,445	13,944	7,693	1,119
Accrued expenses and other liabilities	1,299,307	1,074,196	1,088,372	158,296
Refund liability	—	—	252,367	36,705
Deferred tax liabilities	11,277	561,370	502,903	73,144
Total liabilities	4,548,611	2,521,939	2,398,115	348,790
Ordinary shares	76	77	77	11
Additional paid-in capital	1,123,854	1,266,534	1,293,968	188,200
Treasury stock		(254)	(254)	(37)
Accumulated other comprehensive income	11,067	18,360	16,390	2,384
Retained earnings	1,835,056	3,489,453	3,810,730	554,248
Total equity	2,970,053	4,774,170	5,120,911	744,806
Total liabilities and equity	7,518,664	7,296,109	7,519,026	1,093,596

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	13,438,520	6,546,167	8,367,171	1,216,955	41,406,058	38,606,273	5,615,050
Loans generated from online channels	7,709,403	4,147,761	4,025,837	585,534	22,543,298	22,722,351	3,304,829
Loans generated from offline channels	5,729,117	2,398,406	4,341,334	631,421	18,862,760	15,883,922	2,310,221
Number of borrowers	202,370	96,402	111,274	111,274	649,154	553,726	553,726
Borrowers from online channels	150,982	72,108	67,625	67,625	472,960	397,824	397,824
Borrowers from offline channels	51,388	24,294	43,649	43,649	176,194	155,902	155,902
Number of investors	233,374	164,218	144,965	144,965	592,642	485,519	485,519
Investors from online channels	233,374	164,218	144,965	144,965	592,642	485,519	485,519

Reconciliation of Net Income
Net income	448,812	151,613	331,425	48,204	1,371,783	966,605	140,587
Adjustments on net income generated from loans pre-2018 (before adopting ASC606)	—	215,920	233,575	33,972	—	934,794	135,960
Adjusted net income	448,812	367,533	565,000	82,176	1,371,783	1,901,399	276,547

Reconciliation of EBITDA
Net income	448,812	151,613	331,425	48,204	1,371,783	966,605	140,587
Adjustments on income before income taxes, generated from loans pre-2018 (before adopting ASC606)	—	287,892	311,434	45,296	—	1,246,392	181,280
Interest income, net	(30,054)	(7,856)	(15,166)	(2,206)	(114,851)	(71,301)	(10,370)
Income tax expense	97,370	34,163	35,492	5,162	381,207	194,287	28,258
Depreciation and amortization	7,738	10,944	10,871	1,581	23,729	39,434	5,736
Share-based compensation	18,838	32,537	17,286	2,514	81,980	85,188	12,390
Adjusted EBITDA	542,704	509,293	691,342	100,551	1,743,848	2,460,605	357,881
Adjusted EBITDA margin	29.7%	45.4%	54.4%	54.4%	31.5%	43.8%	43.8%

Operating Highlights

(in thousands)

	As of
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	USD
Operating Highlights
Remaining principal of performing loans	40,616,167	42,576,846	40,868,161	5,944,027
Remaining principal of performing loans covered by quality assurance program and guarantee	39,717,029	124,811	101,363	14,743
Remaining principal of performing loans covered by third-party credit assurance program	—	38,960,185	37,749,862	5,490,490

Delinquency Rates

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
December 31, 2016	0.4%	0.7%	0.6%
December 31, 2017	0.8%	0.9%	0.7%
December 31, 2018	1.0%	1.9%	1.8%

Online Channels
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
December 31, 2016	0.6%	1.0%	0.8%
December 31, 2017	1.2%	1.2%	0.9%
December 31, 2018	1.2%	2.4%	2.2%

Offline Channels
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
December 31, 2016	0.4%	0.6%	0.4%
December 31, 2017	0.5%	0.7%	0.5%
December 31, 2018	0.8%	1.4%	1.3%

Net Charge-Off Rate for Upgraded Risk Grid

Loan issued period	Customer grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of December 31, 2018	Total Net Charge-Off Rate as of December 31, 2018
		(in RMB thousands)	(in RMB thousands)
2014	I	—	—	—
	II	1,921,372	82,989	4.3%
	III	303,276	18,937	6.2%
	IV	—	—	—
	V	3,913	518	13.2%
	Total	2,228,561	102,444	4.6%
2015	I	146,490	4,638	3.2%
	II	1,614,354	101,327	6.3%
	III	2,521,705	215,384	8.5%
	IV	2,506,107	272,121	10.9%
	V	2,768,957	391,705	14.1%
	Total	9,557,613	985,174	10.3%
2016	I	497,220	20,336	4.1%
	II	3,137,889	170,796	5.4%
	III	3,763,081	266,983	7.1%
	IV	5,183,233	468,372	9.0%
	V	7,799,180	1,171,998	15.0%
	Total	20,380,603	2,098,484	10.3%
2017	I	2,701,162	111,688	4.1%
	II	9,079,647	749,174	8.3%
	III	10,611,451	1,211,262	11.4%
	IV	10,263,135	1,285,630	12.5%
	V	8,750,663	1,166,265	13.3%
	Total	41,406,058	4,524,019	10.9%
2018	I	4,004,135	45,778	1.1%
	II	11,390,441	260,898	2.3%
	III	11,230,283	340,428	3.0%
	IV	8,174,933	385,731	4.7%
	V	3,806,481	273,467	7.2%
	Total	38,606,273	1,306,302	3.4%

M3+ Net Charge-Off Rate

	Month on Book
Loan issued period	4	7	10	13	16	19	22	25	28	31	34
2013Q1	1.9%	3.2%	3.1%	2.3%	2.0%	0.9%	0.5%	0.5%	0.4%	0.4%	0.4%
2013Q2	1.8%	3.6%	4.5%	5.9%	6.4%	7.4%	6.1%	7.0%	7.5%	7.5%	7.8%
2013Q3	0.5%	2.8%	4.2%	5.5%	6.1%	6.5%	7.1%	7.1%	7.0%	6.9%	6.9%
2013Q4	0.7%	3.4%	4.8%	6.2%	6.8%	7.5%	8.3%	8.3%	8.2%	8.5%	8.3%
2014Q1	1.0%	4.2%	6.1%	7.0%	8.4%	9.3%	9.8%	9.7%	9.9%	9.8%	9.5%
2014Q2	0.5%	1.8%	2.6%	3.8%	4.3%	4.6%	4.6%	4.7%	4.7%	4.7%	4.8%
2014Q3	0.2%	0.8%	2.0%	2.8%	3.3%	3.7%	4.0%	4.2%	4.2%	4.1%	4.1%
2014Q4	0.3%	1.5%	2.7%	3.5%	4.1%	4.6%	5.1%	5.2%	5.2%	5.3%	5.3%
2015Q1	0.6%	2.7%	4.4%	5.8%	7.1%	8.2%	9.1%	9.6%	9.9%	10.2%	10.3%
2015Q2	0.5%	2.1%	3.7%	5.3%	6.6%	7.7%	8.6%	9.2%	9.6%	9.8%	10.1%
2015Q3	0.2%	1.6%	3.4%	4.9%	6.4%	7.4%	8.1%	8.6%	9.1%	9.5%	9.8%
2015Q4	0.2%	1.6%	3.2%	4.9%	6.2%	7.2%	8.0%	8.7%	9.4%	10.0%	10.4%
2016Q1	0.2%	1.3%	2.9%	4.3%	5.4%	6.4%	7.2%	8.1%	8.9%	9.5%
2016Q2	0.2%	1.7%	3.4%	4.9%	6.1%	7.1%	8.3%	9.4%	10.1%
2016Q3	0.1%	1.5%	3.2%	4.6%	6.0%	7.5%	9.0%	9.9%
2016Q4	0.2%	1.5%	3.0%	4.6%	6.4%	8.2%	9.3%
2017Q1	0.2%	1.4%	3.2%	5.4%	7.6%	9.1%
2017Q2	0.3%	2.0%	4.7%	7.5%	9.4%
2017Q3	0.4%	3.0%	6.5%	9.2%
2017Q4	0.6%	4.2%	7.4%
2018Q1	0.5%	3.1%
2018Q2	0.6%